For the semi-annual period ended (a) 3/31/97
File number (c) 811-5695


                          SUB-ITEM 77J
              Reclassification of Capital Accounts

     The Fund accounts for and reports distributions to shareholders in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 93-2:
Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase undistributed net investment income and decrease accumulated net realized gains on investments by $142,749 relating to net realized foreign currency gains. Net investment income, net realized gains and net assets were not affected by this change.